SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RED LION HOTELS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

756764106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756764106	13D	Page 2 of 9

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,200,871
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,200,871

11.	Aggregate amount beneficially owned by each reporting person 4,200,871
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 16.7%
14.	Type of reporting person (see instructions) IA

CUSIP No. 756764106	13D	Page 3 of 9

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,058,355
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,058,355

11.	Aggregate amount beneficially owned by each reporting person 3,058,355
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 756764106	13D	Page 4 of 9

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,058,355
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,058,355

11.	Aggregate amount beneficially owned by each reporting person 3,058,355
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 756764106	13D	Page 5 of 9

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,200,871
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,200,871

11.	Aggregate amount beneficially owned by each reporting person 4,200,871
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 16.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 756764106	13D	Page 6 of 9

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,200,871
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,200,871

11.	Aggregate amount beneficially owned by each reporting person 4,200,871
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 16.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 756764106	13D	Page 7 of 9

Explanatory Note.

This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on June 19, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on December 26, 2018, amends and supplements the items set forth herein.

As used in this statement, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the common stock, par value $0.01 per share (the “Common Stock”), by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$1,054,972
Separate Account	Working Capital	$356,747

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 25,147,382 shares of Common Stock outstanding as of November 4, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2019.

The Reporting Persons and the Separate Account effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Open Market Purchase	11/14/2019	401,298	$2.6289
Separate Account	Open Market Purchase	11/14/2019	135,702	$2.6289

CUSIP No. 756764106	13D	Page 8 of 9

Except as set forth below, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 18, 2019

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact